PAZOO, INC.

April 3, 2012

Via EDGAR

Christopher Chase
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Pazoo, Inc.
Registration Statement on Form S-l (File No. 333-178037)

Acceleration Request
Requested Date:	April 6, 2012
Requested Time:	9:30 A.M. Eastern Daylight Time

Dear Mr Chase:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), as amended, Pazoo, Inc. (the “Company”) hereby requests that the effective date for above-referenced Registration Statement on Form S-l (File No. 333-178037) (the “Registration Statement”) be accelerated so that it will be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter.  Inasmuch as there is no initial public offering of the securities being registered, there is no Underwriter of the securities being registered in the Registration Statement.

In connection with the acceleration request, the Company hereby acknowledges that:

●
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

●	the Company is aware of its continuing obligations under the Act and the Securities Act of 1934 and any Rules or Regulations promulgated thereunder.

Sincerely,

Pazoo, Inc.

By:	/s/ David M. Cunic
David M. Cunic Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com